UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No.1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

EXPLANATORY NOTE

The Company is furnishing this Report of a Foreign Private Issuer on Form 6-K/A (the “Amended Form 6-K”) to amend the report on Form 6-K furnished to the Securities and Exchange Commission on November 16, 2015 (the “Original Form 6-K”), which contained: (a) the Company’s Notice of its 2015 Annual General Meeting of shareholders and Proxy Statement for the 2015 Annual General Meeting of shareholders (together, the “Original Notice and Proxy Statement”) and (b) a proxy card for use in connection with the Company’s 2015 Annual General Meeting of shareholders (the “Original Proxy Card”).

Further to requests received from and discussions held with shareholders of the Company following the publication of the Original Notice and Proxy Statement, the Company has decided to amend the Original Notice and Proxy Statement and the Original Proxy Card with the following revisions which are reflected in this Amended Form 6-K: (a) the addition of new proposals for the election of two directors; (b) the addition of two new proposals for the approval of grants of options to each such director (if elected at the Meeting); (c) revisions to the terms of a proposed grant of options to Mr. Daniel Birnbaum, the Chief Executive Officer of the Company; (d) revisions to the terms of a proposed bonus to Mr. Birnbaum in the event of a strategic investment in the Company; (e) a revision to the proposed amendment to the Company’s 2010 Employee Share Option Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder; and (f) the addition of a new proposal to approve amendments to the articles of association of the Company eliminating the “classified board” mechanism and providing for the election and reelection of all directors (other than external directors serving under Israeli law) on an annual basis.

Furnished herewith as Exhibits 99.1 and 99.2, respectively, are the following amended documents:

1.	Amended notice of the 2015 Annual General Meeting (the “2015 Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) and amended Proxy Statement for the 2015 Meeting of shareholders of the Company.

2.	Amended proxy card for use in connection with the Company’s 2015 Meeting of shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655) and April 30, 2014 (Registration No. 333-195578).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: November 30, 2015	By:	/s/ Dotan Bar-Natan
Name: Dotan Bar-Natan
Title: Head of Legal Department

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EXHIBIT INDEX

Exhibit	Description

99.1	Amended notice and amended Proxy Statement for the 2015 Annual General Meeting of shareholders of the Company.

99.2	Amended proxy card for the 2015 Annual General Meeting of shareholders of the Company.

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